UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 333-89756

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
ALION SCIENCE AND TECHNOLOGY CORPORATION
1750 Tysons Boulevard
Suite 1300
McLean, VA 22102
(703) 918-4480

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

NOTE:
All other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ESOP Committee
Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) as of September 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the three years ended September 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2009 and 2008, and the changes in net assets available for benefits for the three years ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
March 26, 2010

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2009

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Assets:
Cash and cash equivalents	$—	$—	$—	$—	$—
Investments:
Alion Science and Technology Corporation common stock	—	187,137,458	—	187,137,458	187,137,458
Mutual funds	54,549,458	—	—	—	54,549,458
Pooled separate accounts	103,578,263		—	—	103,578,263
Participant loans	2,725,932	—	—	—	2,725,932

Total Investments	160,853,653	187,137,458	—	187,137,458	347,991,111

Receivables:
Employer contribution	107,108	310,300	—	310,300	417,408
Participant contributions	538,384	132,821	—	132,821	671,205
Other contributions	30,135	—	—	—	30,135

Total receivables	675,627	443,121	—	443,121	1,118,748

Total assets	161,529,280	187,580,579	—	187,580,579	349,109,859

Liabilities:

Stock subscription payable	—	—	—	—	—

Net assets available for benefits	$161,529,280	$187,580,579	$—	$187,580,579	$349,109,859

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2008

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Assets:
Cash and cash equivalents	$—	$2,667,593	$—	$2,667,593	$2,667,593
Investments:
Alion Science and Technology Corporation common stock	—	200,558,830	—	200,558,830	200,558,830
Mutual funds	43,204,835	—	—	—	43,204,835
Pooled separate accounts	99,279,294	—	—	—	99,279,294
Participant loans	2,200,705	—	—	—	2,200,705

Total Investments	144,684,834	203,226,423	—	203,226,423	347,911,257

Receivables:
Employer contribution	68,893	245,037	—	245,037	313,930
Participant contributions	442,052	123,773	—	123,773	565,825
Other contributions	20,877	—	—	—	20,877

Total receivables	531,822	368,810	—	368,810	900,632

Total assets	145,216,656	203,595,233	—	203,595,233	348,811,889

Liabilities:
Stock subscription payable	—	2,667,593	—	2,667,593	2,667,593

Net assets available for benefits	$145,216,656	$200,927,640	$—	$200,927,640	$346,144,296

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments
Mutual funds / Alion Science and Technology common stock	$1,095,483	$(19,357,523)	$—	$(19,357,523)	$(18,262,040)
Pooled separate accounts	(1,498,065)	—	—	—	(1,498,065)
Interest	907,331	6,635	—	6,635	913,966

Investment income (loss)	504,749	(19,350,888)	—	(19,350,888)	(18,846,139)

Contributions
Employer contributions	3,313,426	10,340,323	—	10,340,323	13,653,749
Participant contributions	17,704,476	4,678,320	—	4,678,320	22,382,796
Rollovers	940,698	106,915	—	106,915	1,047,613
Transfer between ESOP and non-ESOP	5,882,512	(5,882,512)	—	(5,882,512)	—

Total additions	28,345,861	(10,107,842)	—	(10,107,842)	18,238,019

Deductions to net assets attributable to:
Benefits paid to participants	12,022,071	3,239,219	—	3,239,219	15,261,290
Fees (short-term trading and loans)	11,166	—	—	—	11,166

Total deductions	12,033,237	3,239,219	—	3,239,219	15,272,456

Increase (decrease) in net assets available for benefits	16,312,624	(13,347,061)	—	(13,347,061)	2,965,563

Net assets available for benefits:
Beginning of period	145,216,656	200,927,640	—	200,927,640	346,144,296

End of period	$161,529,280	$187,580,579	$—	$187,580,579	$349,109,859

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments
Mutual funds / Alion Science and Technology common stock	$(16,945,645)	$(8,615,946)	$—	$(8,615,946)	$(25,561,591)
Pooled separate accounts	(19,116,598)	—	—	—	(19,116,598)
Interest	3,518,565	38,613	—	38,613	3,557,178

Investment income (loss)	(32,543,678)	(8,577,333)	—	(8,577,333)	(41,121,011)

Contributions
Employer contributions	2,432,852	9,497,898	—	9,497,898	11,930,750
Participant contributions	17,860,127	5,183,356	—	5,183,356	23,043,483
Rollovers	2,136,543	156,340	—	156,340	2,292,883
Transfer between ESOP and non-ESOP	3,337,302	(3,337,302)	—	(3,337,302)	—
Transfer of assets from other plans	333,849	—		—	333,849

Total additions	(6,443,005)	2,922,959	—	2,922,959	(3,520,046)

Deductions to net assets attributable to:
Benefits paid to participants	20,135,513	3,640,787	—	3,640,787	23,776,300
Fees (short-term trading)	11,134	—	—	—	11,134

Total deductions	20,146,647	3,640,787	—	3,640,787	23,787,434

Increase (decrease) in net assets available for benefits	(26,589,652)	(717,828)	—	(717,828)	(27,307,480)

Net assets available for benefits:
Beginning of period	171,806,308	201,645,468	—	201,645,468	373,451,776

End of period	$145,216,656	$200,927,640	$—	$200,927,640	$346,144,296

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments
Mutual funds / Alion Science and Technology common stock	$12,173,927	$(3,632,214)	$—	$(3,632,214)	$8,541,713
Pooled separate accounts	1,116,146	—	—	—	1,116,146
Interest	9,973,668	88,543	—	88,543	10,062,211

Investment income (loss)	23,263,741	(3,543,671)	—	(3,543,671)	19,720,070

Contributions
Employer contributions	2,471,498	10,136,770	—	10,136,770	12,608,268
Participant contributions	18,097,338	6,786,925	—	6,786,925	24,884,263
Rollovers	10,993,671	410,906	—	410,906	11,404,577
Transfer between ESOP and non-ESOP	(3,300,084)	3,300,084	—	3,300,084	—

Total additions	51,526,164	17,091,014	—	17,091,014	68,617,178

Deductions to net assets attributable to:
Benefits paid to participants	23,518,052	29,471,105	—	29,471,105	52,989,157
Fees (short-term trading)	5,053	—	—	—	5,053

Total deductions	23,523,105	29,471,105	—	29,471,105	52,994,210

Increase (decrease) in net assets available for benefits	28,003,059	(12,380,091)	—	(12,380,091)	15,622,968

Net assets available for benefits:
Beginning of period	143,803,249	214,025,559	—	214,025,559	357,828,808

End of period	$171,806,308	$201,645,468	$—	$201,645,468	$373,451,776

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2009, 2008 AND 2007
(1)	PLAN DESCRIPTION AND RELATED INFORMATION

The following is a general description of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (formerly known as Beagle Holdings, Inc. ESOP and 401(k) Plan and then as Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan) (the Plan). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General — Alion Science and Technology Corporation (the Plan Sponsor, Alion or the Company) established the Plan effective as of December 19, 2001. The Plan was subsequently amended and restated on October 1, 2006. The Plan is a combination of a tax exempt employee stock ownership plan (ESOP component) and tax exempt 401(k) plan (non-ESOP component) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is administered by the ESOP Committee, which is comprised of seven persons appointed by the chief executive officer of the Company. As of September 30, 2009, two trusts had been established to hold Plan assets. State Street Bank & Trust Company is the trustee for the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (the ESOP Trust), which holds legal title to the shares of Company common stock in the ESOP component of the Plan. Principal Financial Group (Principal) is the record keeper and custodian for the ESOP component of the Plan. The ESOP Committee is the trustee for the non-ESOP component of the Plan. Principal is record keeper and custodian for the non-ESOP component of the Plan.

Eligibility — Employees are immediately eligible to make pre-tax employee contributions to the Plan and become eligible to receive Company matching contributions after one year of employment. Employees in certain benefits groups become eligible to receive Company discretionary and retirement plan contributions after one year of employment. The number of participants in the Plan totaled 6,500 and 6,569 at September 30, 2009 and 2008, respectively.

Contributions — Participants may elect to contribute up to 60% of their eligible compensation to the Plan, subject to statutory annual maximum limits which are adjusted each year for increases in the cost of living as provided in applicable IRC regulations. The annual limitations apply to all of a participant’s salary reduction contributions and similar contributions under this and other plans. A participant may not contribute more than 11% of his or her eligible compensation to the ESOP component of the Plan. The Company makes a matching contribution of 100% of the first 3% and 50% of the next 2% of the eligible compensation contributed by each participant. The Company also makes a retirement plan contribution of 2.5% of the eligible compensation earned to certain eligible participants consisting of 1% (not participant directed) in stock and 1.5% (participant directed) in cash. The Company may also make an annual discretionary contribution to the Plan. Each plan year, the Company determines what portion of its profits, if any, to contribute to the Plan. The Company made no discretionary contribution for the plan years ended September 30, 2009 and 2008. During the plan year ended September 30, 2009, Company contributions of $13,653,749 included $10,340,323 in shares of Alion common stock and $3,313,426 in cash. During the plan year ended September 30, 2008, Company contributions of $11,930,750 included $9,497,898 in shares of Alion common stock and $2,432,852 in cash. During the plan year ended September 30, 2007, Company contributions of $12,608,268 included $10,136,770 in shares of Alion common stock and $2,471,498 in cash.

Participant Accounts — The ESOP Committee, as of each valuation date, allocates earnings (losses) in the ESOP component of the Plan to participant accounts so that the total of all participant account balances equals the fair market value of the ESOP trust fund as of each valuation date. Each participant’s 401(k) account is credited with the participant’s contributions, Company’s contributions, the participant’s share of plan earnings (losses) and appreciation (depreciation) from investment of such contributions, less administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Voting Rights — On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of Alion’s assets, tender offer for, or other offer to purchase, the shares of Alion’s common stock or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the shares of Alion common stock allocated to his or her ESOP account. In all such cases, the ESOP Trustee is required to notify the participants of such voting rights prior to the time that such rights are to be exercised. The ESOP Trustee is to vote any allocated shares for which participant instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, and except as limited by its fiduciary duties, the ESOP Trustee is to vote all shares of Company common stock as directed by the ESOP Committee.

Vesting — Each eligible participant has immediate, fully vested rights in all employee contributions, rollover contributions and Company-matching contributions. Other Company retirement plan contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:

•	25% vests after two years of service;

•	50% vests after three years of service;

•	75% vests after four years of service; and

•	100% vests after five years of service.

Participants of the John J. McMullen Associates, Inc. Employee Stock Ownership Plan (the JJMA ESOP) who terminated employment with JJMA prior to April 1, 2005 and whose JJMA ESOP accounts were merged with the Plan are currently vested in a percentage of their merged JJMA ESOP accounts according to the following schedule:

•	one year of service with JJMA — 20% vested;

•	two years of service with JJMA — 40% vested;

•	three years of service with JJMA — 60% vested;

•	four years of service with JJMA — 80% vested; and

•	five years of service with JJMA — 100% vested.

Investment Options — The Plan provides for various investments in mutual funds and Company common stock. As of September 30, 2009, there were 24 non-ESOP investment options available through Principal Financial Group. The Plan uses the Principal Global Investors Money Market Separate Account as the short-term investment option for the ESOP component of the Plan to hold contributions until the ESOP Trustee can purchase Alion common stock. All ESOP component contributions and earnings (losses) are used to purchase shares of Alion common stock.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. A participant may have no more than two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which are permitted to be repaid over a maximum of fifteen years. Participant loans are secured by the balance in the participant’s account and bear a reasonable rate of interest that provides a return commensurate with the prevailing interest rate charged on similar loans by persons in the business of lending money. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Non-ESOP Component

For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment in cash and is recorded when paid.

ESOP Component

Distributions from the ESOP component of the Plan are made in the form of shares of Alion common stock that must be immediately sold back to the Company.

The Company is legally obligated to repurchase shares of its common stock from terminating participants subject to specific rules regarding distributions.

Distribution of benefits as a result of retirement, death, and/or disability are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a.	the first valuation of the Company’s common stock following the participant’s retirement, death, and/or disability; or

b.	one year after the end of the Plan year in which the participant’s death, disability or retirement occurs.

In general, distribution of benefits as a result of resignation, dismissal, or layoff are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:

a.	the sixth Plan year following the participant’s resignation, dismissal, or layoff; or

b.	the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.

Special Price Protection — Initial participants who were 55 years of age or older as of December 31, 2002 and who requested a distribution at any time prior to January 1, 2008 due to death, disability, or separation from service on or after reaching age 60, have the right to require the Company to purchase the stock allocated to their accounts at a price per share that is equal to the greater of:

a.	$10.00; or

b.	the then-current fair market value of a share of the Company’s common stock.
The special price protection provisions only apply to shares of Company common stock purchased in December 2002.

Diversification —Any participant who is at least age 55 with 10 or more years of participation in the Plan may elect to diversify a portion of his or her ESOP account to other investment options. In each of the first five years thereafter, a participant may diversify up to 25% of the shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage increases to 50%. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan, Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust, and John J. McMullen Associates, Inc. Employee Stock Ownership Plan are counted for purposes of diversification.

Special Diversification — Beginning October 2007, and in the first quarter of each year thereafter, all participants hired by the Company on December 20, 2002, are permitted to diversify 10% of their ESOP account balance provided any such diversification does not violate any loan covenants in effect at the time. Participants hired after that date are eligible for this diversification feature following five years of service with the Company.

Forfeitures — Effective October 1, 2003, non-vested account balances of terminated participants are used to reduce future Company contributions or to pay administrative expenses. Terminated employees forfeited $118,616 in ESOP account balances and $117,387 in non-ESOP account balances during the year ended September 30, 2009. Terminated employees forfeited $81,279 in ESOP account balances and $249,823 in non-ESOP account balances during the year ended September 30, 2008. Terminated employees forfeited $177,822 in ESOP account balances and $254,273 in non-ESOP account balances during the year ended September 30, 2007. The Company used forfeitures to reduce current and future ESOP and non-ESOP contributions in 2009, 2008 and 2007.

Termination — Although it has not expressed any intent to do so, Alion has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA requirements. If the Company were to terminate the Plan, participants would become 100% vested in all Plan account balances. Alion would be required to obtain Internal Revenue Service (IRS) approval to terminate the Plan. Following IRS approval of the Plan’s termination, the Plan would distribute benefits in accordance with the Plan’s distribution provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates — The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — Shares of Alion common stock are valued semi-annually at March 31 and September 30. The estimated fair value of Alion common stock for all purposes under the Plan is determined by the ESOP Trustee based upon a valuation performed by an independent appraiser. Quoted market prices are used to value the mutual funds. Participant loans are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on accrual basis.

Administration of Plan Assets — The Plan’s assets, which consist of Alion common stock, mutual funds, pooled separate accounts, participant loans and a contribution receivable, are held by the ESOP Trustee, State Street Bank & Trust Company, and the record keeper and custodian of the non-ESOP component, Principal Financial Group. Certain administrative functions are performed by officers or employees of the Company who receive no compensation from the Plan. Administrative and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the years ended September 30, 2009 and 2008, all administrative and trustee expenses were paid by the Company. The IRC requires the Plan to return excess contributions.

3.	INVESTMENTS

The fair values of the investments representing five percent or more of the Plan’s net assets at September 30, 2009 or 2008 were as follows:

	September 30,
	2009	2008
Alion Science and Technology Corporation common stock	$187,137,458	$200,558,830
Principal Money Market Separate Acct	33,607,160	31,459,509

Total	$220,744,618	$232,018,339

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended September 30, 2009, 2008 and 2007 as follows:

	September 30,
	2009	2008	2007
Mutual funds and pooled separate accounts	$511,384	$(32,505,065)	$23,352,284
Alion Science and Technology Corporation common stock	(19,357,523)	(8,615,946)	(3,632,214)

Net depreciation appreciation in fair market value of investments	$(18,846,139)	$(41,121,011)	$19,720,070

The Plan’s investment in Company common stock as of September 30, 2009 and 2008 has been delineated as follows:

	September 30,
	2009	2008
Alion Science and Technology Corporation common stock — number of shares	5,424,274	5,229,696

Cost	$120,681,392	$109,232,464

Fair value	$187,137,458	$200,558,830

4.	FAIR VALUE MEASUREMENTS

The Plan adopted Accounting Standards Codification (ASC) 820 — Fair Value Disclosures in fiscal year 2009 for all financial assets and liabilities recognized or disclosed at fair value in the financial statements. The Plan adopted the provisions of ASC 820 for nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements on a recurring basis; no such assets or liabilities exist at the balance sheet date.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management’s own assumptions about inputs used in pricing the asset or liability. The Plan’s management uses the following valuation techniques to measure fair value.

Level 1 primarily consists of financial instruments, such as overnight bank re-purchase agreements or money market mutual funds whose value is based on quoted market prices published by a financial institution, an exchange fund, exchange-traded instruments and listed equities.

Level 2 assets include pooled separate investment accounts, U.S. Government and agency securities whose valuations are based on market prices from a variety of industry-standard data providers or pricing that considers various assumptions, including time value, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments, and broker and dealer quotes. All are observable in the market or can be derived principally from or corroborated by observable market data for which the Plan is able to obtain independent external valuation information.

Level 3 consists of unobservable inputs. The Plan’s investment in Alion common stock is classified as a Level 3 asset. Assets and liabilities are considered Level 3 when their fair value inputs are unobservable or not available, including situations involving limited market activity, where determination of fair value requires significant judgment or estimation. There is no public market for Alion common stock. Thus, there are no publicly observable inputs (share prices) for transactions in Alion common stock.

In its fiduciary capacity the ESOP Trustee is independent of Alion and its management. Consistent with its fiduciary responsibilities, the ESOP Trustee retains an independent third party valuation firm to assist it in determining the fair market value (share price) at which the Plan may acquire or dispose of investments in Alion common stock since all transactions involve related parties.

The ESOP Trust holds all of Alion’s outstanding common stock. At each semi-annual valuation date, the Plan adjusts the reported value of its Alion common stock holdings to reflect their current fair value. The Plan’s management estimates the value of the Trust’s holdings based in part on information contained in the independent third-party valuation report and on the price(s) at which the Trust and the Company bought or sold shares of Alion common stock. The valuation report prepared for the Trustee includes discounted cash flow and market multiple analyses based on significant inputs and assumptions such as estimated future revenue and revenue growth; estimated future operating margins; observable market multiples for comparable companies; and a discount rate consistent with a market-based weighted average cost of capital. There was no change to the methods used to determine fair value for any period presented. The estimated fair value of the Plan’s Alion common stock holdings was $187,137,458 and $200,558,830 at September 30, 2009 and 2008. The following table sets forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of September 30, 2009:

	Level 1	Level 2	Level 3	Total

Alion Science and Technology Corporation common stock	$—	$—	$187,137,458	$187,137,458
Pooled separate accounts	—	103,578,263	—	103,578,263
Mutual funds	54,549,458	—	—	54,549,458
Participant loans	—	2,725,932	—	2,725,932

Total investments, at fair value	$54,549,458	$106,304,195	$187,137,458	$347,991,111

The table below sets forth a summary of changes in the fair value of Alion Science and Technology common stock (Level 3 assets) for the fiscal year ended September 30, 2009:

Alion Science and
Technology
Common Stock
Balance as of October 1, 2008	$200,558,830
Common stock acquired	15,057,882
Transfers and distributions	(9,121,731)
Changes in fair value	(19,357,523)

Balance as of September 30, 2009	$187,137,458

5.	NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of September 30, 2009 and 2008 and for the years ended September 30, 2009 and 2008 is as follows:

	September 30,
	2009	2008
Net Assets — Alion Science and Technology Corporation common stock	$187,137,458	$200,558,830

	September 30,
	2009	2008	2007
Changes in Net Assets:
Contributions	$15,018,643	$14,681,254	$16,923,695
Rollovers	106,915	156,340	410,906
Transfer between ESOP and Non-ESOP	(5,882,512)	(3,337,302)	3,300,084
Interest	6,635	38,613	88,543
Net depreciation	(19,357,523)	(8,615,946)	(3,632,214)
Benefits paid to participants	(3,239,219)	(3,640,787)	(29,471,105)

	$(13,347,061)	$(717,828)	$(12,380,091)

6.	FEDERAL INCOME TAX STATUS

The IRS informed the Company by a letter dated August 9, 2005, that the Plan, as amended through the Ninth Amendment and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended and restated effective as of October 1, 2006. The Company filed an application with the IRS on January 30, 2007 to request a determination letter that the amended and restated Plan and related trusts are designed in accordance with applicable sections of the IRC. The Company and the Plan administrator believe that since the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, no provision for income taxes is necessary.

7.	RELATED-PARTY TRANSACTIONS

The Plan holds Alion Science and Technology Corporation common stock. Alion Science and Technology Corporation is the employer and plan sponsor. Any transactions in its common stock qualify as party-in-interest transactions.

The number of outstanding shares of Alion common stock as of September 30, 2009 was 5,424,274 valued at $187,137,458, while the number of outstanding shares of Alion common stock as of September 30, 2008 was 5,229,696 valued at $200,558,830.

Certain Plan investments are shares of mutual funds and pooled separate accounts provided through Principal Financial Group (Principal). Principal is the record keeper and custodian for the non-ESOP component of the Plan and, therefore, these transactions qualify as party-in-interest transactions. All investment fund earnings or losses posted to each Plan participant’s account are net of investment management fees charged by each investment fund under the Plan.

8.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in cash and cash equivalents, mutual funds, pooled separate accounts and Alion common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

9.	PLAN AMENDMENTS

One Plan amendment was adopted during the plan year ending September 30, 2009, referenced as amendment number three. Plan amendment number three was adopted to: 1) Modify the definition of “Compensation” to include regular pay, sick pay, accrued vacation, military leave and other types of leave that are described in IRS Code Section 415 regulations, provided that the post-severance payments are made by the later of 2-1/2 months after severance from service or the last day of the plan year that includes the severance from service date; and 2) Include provisions permitting a direct rollover from the Plan into a Roth IRA.

No amendments were adopted during the plan year ending September 30, 2008.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
September 30, 2009

(a)	(b)	(c)	(d)	(e)
		Description of investments,
	Identity of	including maturity date, rate
	issuer/borrower,	of interest, collateral, par, or		Current
Notes	lessor, or similar party	maturity value	Cost	value
(1)	Alion Science and Technology Corporation	Common stock, 5,424,274 shares	120,681,392	187,137,458

	Plan Non-ESOP Pooled Separate Accounts and Mutual Funds Provided Through Principal Financial Group:
(1)	Principal Money Market Separate Account	Pooled Separate Account	(2)	33,607,160
(1)	Principal Bond and Mortgage Separate Account	Pooled Separate Account	(2)	8,481,058
(1)	Principal Lifetime Strategic Income Separate Acct	Pooled Separate Account	(2)	1,083,183
(1)	Principal Lifetime 2010 Separate Account	Pooled Separate Account	(2)	6,037,261
(1)	Principal Lifetime 2020 Separate Account	Pooled Separate Account	(2)	8,939,148
(1)	Principal Lifetime 2030 Separate Account	Pooled Separate Account	(2)	3,942,752
(1)	Principal Lifetime 2040 Separate Account	Pooled Separate Account	(2)	3,000,274
(1)	Principal Lifetime 2050 Separate Account	Pooled Separate Account	(2)	438,401
(1)	AllianceBernstein Large Cap Value Separate Acct	Pooled Separate Account	(2)	4,751,049
(1)	Goldman Sachs Large Cap Blend I Separate Acct	Pooled Separate Account	(2)	5,753,763
(1)	Principal Disciplined Large Cap Blend Sep Acct	Pooled Separate Account	(2)	5,743,269
(1)	Principal Large Cap S&P 500 Index Separate Acct	Pooled Separate Account	(2)	4,731,004
(1)	Principal MidCap Blend Separate Account	Pooled Separate Account	(2)	6,051,517
(1)	Principal Real Estate Securities Separate Account	Pooled Separate Account	(2)	656,513
(1)	Principal International Growth Separate Account	Pooled Separate Account	(2)	10,361,911
		Total Pooled Separate Accounts		103,578,263

(1)	Fidelity Capital & Income Fund	Mutual Fund	(2)	7,483,583
(1)	PIMCO Total Return Institutional Fund	Mutual Fund	(2)	4,632,544
(1)	American Funds Growth Fund of America R4	Mutual Fund	(2)	11,979,598
(1)	Fidelity Contra Fund	Mutual Fund	(2)	10,876,969
(1)	Goldman Sachs Large Cap Value A Fund	Mutual Fund	(2)	864,067
(1)	Goldman Sachs Mid Cap Value A Fund	Mutual Fund	(2)	2,632,589
(1)	Oppenheimer Main Street Small Cap Y Fund	Mutual Fund	(2)	6,641,602
(1)	Thornburg Core Growth R5 Fund	Mutual Fund	(2)	7,026,230
(1)	AllianceBernstein International Value A Fund	Mutual Fund	(2)	2,412,276
		Total Mutual Funds		54,549,458

	Participant loans	328 loans (interest rates from 3.25% to 8.25%)	—	2,725,932

		Grand Total		$347,991,111

(1)	Represents party-in-interest.

(2)	Cost information omitted for participant-directed investments
See report of registered independent pubic accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 26, 2010

THE ALION SCIENCE AND TECHNOLOGY CORPORATION EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
By:	/s/ Michael J. Alber
	Name:	Michael J. Alber
	Title:	Chief Financial Officer